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                                                                    EXHIBIT 99.1

Wednesday May 13, 10:31 am Eastern Time

Company Press Release

Tekgraf Completes Acquisition Of Media Graphics Distribution

ATLANTA--(BUSINESS WIRE)--May 13, 1998--Tekgraf, Inc., (NASDAQ: TKGFA - news) announced today that it has completed the acquisition of Media Graphics Distribution (MGD), based in Torrance, California, effective May 1, 1998. MGD, a regional computer graphics technology distributor, will be incorporated into Tekgraf's Graphics Division operations.

Under the terms of the agreement, Tekgraf exchanged a combination of unregistered Class A common stock and cash, subject to adjustment, for all the outstanding common stock of MGD. MGD had 1997 unaudited revenues of approximately $8 million.

As part of the acquisition, Tekgraf will now have a 10,000-square foot warehouse and demonstration facility in Torrance, California, to service customers in the Southwest. This facility houses technical support, a sales showroom, a training and educational facility for resellers and their corporate customers, and a warehouse.

"Tekgraf's acquisition of Media Graphics Distribution is a further step in maintaining our leadership role in the computer graphics arena," said Phillip Aginsky, chairman of Tekgraf. "The joining of MGD and Tekgraf ensures that we are able to meet the growing needs of resellers and their clients in the Southwest and southern California."

Tekgraf's Graphics Division provides sales, marketing and technical support for high-end computer graphics technologies through reseller channels. This acquisition gives Tekgraf expanded geographic reach into southern California, Arizona, New Mexico, southern Nevada and Hawaii by immediately adding more than 500 resellers to its expanding national network of high-end computer graphics VARs. This move will broaden Tekgraf's ability to provide manufacturers with a singular opportunity to design and deploy national distribution solutions.

Currently, Tekgraf is well positioned to provide extensive reseller and manufacturer benefits based on its eight strategically located product demonstration centers near Chicago, New York, Washington, D.C., San Francisco, Atlanta, Houston, Greenville, S.C., and, with the acquisition of MGD, Los Angeles. The addition of MGD further enhances Tekgraf's regionally distributed team of trained salespeople who specialize in selling graphics technology solutions and services through resellers.

"The addition of MGD to the Tekgraf network is very important because of the success the company has experienced since its founding in 1987. In ten years Mark Lewis and his staff have built a company known for partnering with its customers to create technology solutions that work. In short, that is what Tekgraf is all about," said Bill Rychel, Tekgraf Graphics Division president.


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"MGD and its employees are very excited to be a part of Tekgraf," said Mark
Lewis, MGD president and founder. "We see the opportunity to help define Tekgraf as the leading national distributor of technology to the graphic industries as a natural fit with what we have been doing with MGD in the Southwest. As a result of the acquisition, we are now able to offer our customer base more strategic and complete products and resources. We are simply better able to serve our resellers now. For example, the ability to carry the Hewlett Packard DesignJet line of products is a strong addition to our current offerings."

Founded in 1987, MGD is a value-added distribution company in the Southwest with major emphases on the digital prepress, presentation graphics, desktop publishing, digital photography and other digital imaging markets. MGD also offers special services that include integration and installation, reseller oriented marketing programs, and leasing and financing services. Currently, they distribute for Agfa, Epson America, Scitex America, HuntGraphics and other suppliers of graphics equipment. MGD and its management team are active members in the North American Graphic Arts Suppliers Association (NAGASA).

Tekgraf, Inc. (NASDAQ: TKGFA - news), headquartered in Atlanta, is a value-added wholesale distributor of advanced computer graphics products and a manufacturer of custom personal computers. The Graphics Division provides sales, marketing and technical support of computer graphics technologies through reseller channels. Demonstration and distribution centers are located throughout the United States. The Technology Division is primarily engaged in the manufacture, sale, distribution and support of the Crescent Computer line of special purpose Intel-based NT workstations and servers. Additional information on Tekgraf may be obtained by visiting the company Web site at http://www.tekgraf.com, or by calling the nearest Tekgraf Graphics Division office toll free at 888-321-TKGF.

Editors Note: Brand or product names are trademarks or registered trademarks of their respective holders.

This press release contains statements that constitute forward-looking statements within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements appear in a number of places in this press release and include all statements that are not historical statement of fact. The words "may," "would," "could," "will," "progress toward," "move forward," "actively pursuing," "increase," "expect," "estimate," "anticipate," "believes," "intends," "plans," and similar expressions and variations thereof are intended to identify forward-looking statements. Investors are cautioned that such statements are not guarantees of future performance and involve various risks and uncertainties, many of which are beyond the Company's control. Actual results may differ materially from those discussed in the forward-looking statements as a result of factors described below. These risks include, but are not limited to, competitive market pressures, material changes in customer demand, availability of labor, the Company's ability to perform contracts, governmental policies adverse to the computer industry, economic and competitive conditions, and other risks outside the control of the Company, as well as those factors discussed in detail in the Company's filings with the Securities and Exchange

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Commission, including the "Risk Factors" section of the Company's registration statement on Form S-1 (Registration No. 333-33449).

Contact:

     Duffey Communications, Inc. (Media)
     Bob Wice/Mike Neumeier, 404-266-2600
     bobw@duffey.com/miken@duffey.com
     OR
     Tekgraf
     Jeff Camp, 404-252-0201, ext. 105
     jcamp@tekgraf.com